SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 31st, 2011

DATE, TIME AND PLACE: On October 31st, 2011, at 9:00 am, at the head offices of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3,434, 1st Block, 7th floor – part, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of the Company was gathered at the date, time and place above mentioned, with the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Andrea Mangoni, Stefano de Angelis, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci, either in person or by means of audio/video-conference, as provided in paragraph 2, section 25 of the Company’s By-laws. It shall be recorded hereby the justified absence of Mr. Oscar Cicchetti. Also attended the meeting Messrs. Alberto Whitaker, Chairman of the Board of Auditors/Audit Committee, Claudio Zezza, Chief Financial Officer, Paolo Stoppaccioli, Human Resources Officer and Mrs. Alessandra Catanante, Secretary-General and of the Board of Directors, as well as the representatives of the independent auditors, PricewaterhouseCoopers (“PwC”). In order to promote the relationship between the Board Members, Messrs. Nóbrega, Bahadian, Furci, Galateri and Whitaker attended the meeting in Italy, at the invitation of the Company, together with the Secretary and the Human Resources Officer.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – Secretary-General.

AGENDA: (1) To resolve on the quarterly information report (“ITRs”) of the Company dated as of September 30th, 2011; (2) To resolve on the update of the Board of Directors’ Internal Rules; (3) To resolve on the modifications of the Company’s organizational structure; (4) To resolve on the composition of the board of officers and directors of the controlled companies after the acquisition closing (ex-AES Atimus RJ e SP); (5) To resolve on the proposed calendar of the Board of Directors’ Meetings for the year 2012; and (6) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda and the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved to, by unanimous decision: (1) Approve, based on the information furnished by the Company, the Board of Auditors/Audit Committee and the independent auditors, the ITRs report of the Company dated as of September 30th, 2011. Such reports were subject to a limited revision by the independent auditors of the Company, PwC. The Board Members declared their satisfaction and congratulated the Board of Executive Officers for the results reached by the Company in this quarter; (2) Approve the updating of the Internal Rules of the Company’s Board of Directors, according to the document presented to the Board Members and filed in the Company’s headquarters, as well as in its website; (3) Approve, pursuant subparagraph XXI, section 22 of the Company’s By-laws, the new organizational structure of the Company, in accordance with the material presented to the Board Members and filed in the Company’s headquarters, and due to as follows: (3.1) It was received the resignation letter of Mr. Claudio Zezza from the position of Investor Relations Officer of the Company, being such resignation recorded hereby and deemed effective as from today. The Board Members congratulated Mr. Claudio Zezza during the time he held the position of Investor Relations Officer of the Company and, due to the partial resignation of Mr. Claudio Zezza, approve the creation of the position of Investor Relation Officer separately from the position of Chief Financial Officer, staying at this mentioned position, Mr. Claudio Zezza; (3.2) Furthermore, it was resolved to approve the alteration of name of the position of Chief Commercial Officer to Chief Operations Officer, in view of the confluence of operational activities related to customer services, staying at this position Mr. Lorenzo Federico Zanotti Lindner; (3.3) Due to the resolutions above, the Board Members also resolved to approve the proposal for the new composition of the Board of Executive Officers of the Company, totaling 9 (nine) officers, with the creation of the position of Investor Relations Officer and alteration of the name of the position of Chief Commercial Officer to Chief Operations Officer. Therefore, the new Board of Executive Officers of the Company is composed by the following positions: Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Marketing Officer, Wholesale Officer, Corporative Support Officer, Purchasing & Supply Chain Officer, Regulatory Affairs Officer and Investor Relations Officer; (3.4) Upon to approval of the new structure of the Board of Executive Officers, the Board Members resolved to elect Mr. Rogério Tostes Lima, Brazilian citizen, married, bachelor in Administration, bearer of the Identity Card Nr. MG-4380990 SSP/MG, enrolled with the CPF/MF under Nr. 698.713.966-00, domiciled at Avenida das Américas, Nr. 3,434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, to hold the position of Investor Relations Officer of the company. Due to the resolutions above, the Board of Executive Officers is composed, at this date, by Messrs. Luca Luciani (Chief Executive Officer and Corporative Support Officer ad interim), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Antonino Ruggiero (Wholesale Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory Affairs Officer), Roger Sole Rafols (Chief Marketing Officer) and Rogério Tostes Lima (Investor Relations Officer). Such Executive Officers shall remain in office until the first Board of Directors` Meeting to be held after the Annual Shareholders` Meeting of the year 2012; and (3.5) Ratify the empowerment of the Company`s Executive Officers, in view of the new composition of the Board of Executive Officers, regarding the creation of the positions of Investor Relations Officer and the alteration of the name of the position of Chief Commercial Officer to Chief Operations Officer, providing also the empowerment of such new position, pursuant to paragraph 1, Section 34 of the Company`s By-Laws, as follows: according to the provided for in the Company’s By-laws, the Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and the Company`s By-laws. The additional Company`s Executive Officers, within their respective areas and always in compliance with the provisions of the Company’s By-laws, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company within the following empowerment: (a) Chief Financial Officer: (i) for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or serial of related operations; and (ii) for all the other operations, up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations; (b) Corporative Support Officer, Purchasing & Supply Chain Officer, Chief Operations Officer, Chief Marketing Officer, Regulatory Affairs Officer, Wholesale Officer and Investor Relations Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations. The Company`s Executive Officers shall have the authority to grant instruments of power-of-attorney on behalf of the Company up to their respective empowerment set forth above, provided the respect to the Company`s By-Laws. At the end, the Board Members requested to revaluate the position of Corporative Support Officer to be resolved at the next meeting; (4) Appoint, as provided for in subparagraph XXIII, Section 22 of the Company’s By-Laws, the representatives in the Management of the new controlled companies ex- AES Communications RJ and ex-EP Telecom SP. Such subject shall be taken into resolution on the competent corporate body of the respective companies, according to the document presented to the Board Members and filed in the Company’s headquarters; (5) Acknowledge the proposal calendar of the Board of Directors’ Meetings for the year 2012, which shall be resolved at the next Board of Directors’ meeting; and (6) Finally, the Chairman commented on the publication of Financial Times regarding the success of the Public Offer, at a critical moment in the global capital markets, having been praised by members of the market.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members. Directors: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Andrea Mangoni, Stefano de Angelis, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), October, 31st, 2011.

ALESSANDRA CATANANTE Secretary-General and of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.